UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated July 1, 2013.
•	Press Release dated July 2, 2013.
•	Press Release dated July 11, 2013.
•	Press Release dated July 22, 2013.
•	Press Release dated July 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: August 1, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Restarts Athabasca Pipeline; Provides Update on Regional Oil Sands System Status

Calgary, Alberta, July 1, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today confirmed the return to service of the northern segment of the Athabasca Pipeline (Line 19) between Fort McMurray and Cheecham on June 30th. Enbridge continues to make progress in responding to the June 22nd release from its Line 37 pipeline; the failure of Line 37 has been confirmed to have been caused by a 1-in-100 year rainfall event last week which triggered ground movement on the right-of-way.

Enbridge had shut down pipelines that shared a corridor with Line 37 as a precaution. The Athabasca Pipeline was restarted early June 30th at reduced operating pressure following completion of extensive engineering and geotechnical analysis, as well as excavation and inspection at several points on the pipeline. Similar analysis has been completed on the Wood Buffalo Pipeline (Line 75), which runs between Fort McMurray and Cheecham, and Enbridge anticipates returning this line to service shortly. The Woodland Pipeline (Line 49) between Fort McMurray and Cheecham has been in the process of line fill upstream from the site of the incident. Line fill activities continue in preparation for full start up.

Enbridge is continuing further geotechnical analysis at the site. Once this analysis is complete, Enbridge will identify and implement any necessary mitigation measures to protect against further ground movement. Enbridge anticipates returning the Athabasca and Wood Buffalo pipelines to full pressure and capacity. Timing for completion cannot yet be determined; however, further loss of revenue is expected to be minor in the interim.

“The unprecedented rainfall and extremely wet conditions at the site have had a significant impact on the ability of crews and heavy equipment to safely access the site of the release, complete excavations and conduct visual inspections. While our focus was on bringing all possible human and equipment resources to bear in responding as quickly as possible, we committed from the outset that we would not compromise safety, nor restart our pipelines until we could ensure that it would be safe to do so,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects.

“We have been in constant communication with our customers to provide updates of our progress and to work with them to mitigate impacts to their operations. We have maintained regular contact with the Alberta Energy Regulator as well as members of nearby communities including Aboriginal communities.”

The southern segment of the Athabasca Pipeline (Line 19) between Cheecham and Hardisty was returned to service on June 23rd and the Waupisoo Pipeline (Line 18) between Cheecham and Edmonton on June 25th.

Recovery of oil from the release on Line 37 continues with improved weather conditions aiding efforts. Environmental regulators have been to the site and Enbridge is providing regular updates on methodology and status of the clean-up and remediation. Repairs to Line 37, which serves the Long Lake oil sands project, are continuing. However, completion of repairs and return to service will be contingent on completion of further geotechnical analysis. Limited volumes that would have otherwise been transported to Cheecham on Line 37 are being received via truck.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Glen Whelan	Jody Balko
Media	Investment Community
403-508-6563	(403) 231-5720
(888) 992-0997	Email: jody.balko@enbridge.com
Email: glen.whelan@enbridge.com

NEWS RELEASE

Enbridge Restarts Wood Buffalo Pipeline

Calgary, Alberta, July 2, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today confirmed the return to service of the Wood Buffalo Pipeline (Line 75) between Fort McMurray and Cheecham early on July 2. The Wood Buffalo Pipeline had been shut down as a precaution following the June 22 release of light synthetic crude oil from Line 37 with which it shares a corridor. The failure of Line 37 was confirmed to have been caused by a 1-in-100 year rainfall event last week, which triggered ground movement on the right-of-way. The Wood Buffalo Pipeline has been restarted at reduced pressure pending completion of further geotechnical analysis in the incident area.

The Woodland Pipeline (Line 49) in the same corridor between Fort McMurray and Cheecham has been in the process of line fill upstream from the site of the incident. Line fill activities continue in preparation for full start up.

As announced July 1, the northern segment of the Athabasca Pipeline is now operating at reduced pressure from Fort McMurray to Cheecham, and normal pressure on the southern segment from Cheecham to Hardisty. The Wood Buffalo Pipeline connects at Cheecham with the Waupisoo Pipeline (Line 18), which runs from Cheecham to Edmonton; the Waupisoo Pipeline was returned to service at normal pressure on June 25.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.

While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Glen Whelan	Jody Balko
Media	Investment Community
403-508-6563	(403) 231-5720
(888) 992-0997	Email: jody.balko@enbridge.com
Email: glen.whelan@enbridge.com

NEWS RELEASE

Enbridge Restarts Line 37 Pipeline, Returns Athabasca Pipeline to Full Service

CALGARY, ALBERTA—(July 11, 2013) – Enbridge Inc. (TSX:ENB)(NYSE:ENB) today confirmed the return to service of its Line 37 pipeline between Long Lake and Cheecham, Alberta at reduced operating pressure, and the return to full service of the Athabasca Pipeline (Line 19) between Fort McMurray and Cheecham.

Line 37 had been shut down June 22 as a result of a release of light synthetic crude oil caused by high rains which led to 1-in-100 year water levels that triggered ground movement on the right-of-way. The Athabasca Pipeline and other pipelines sharing a corridor with Line 37 had been shut down as a precaution. Following extensive engineering and geotechnical analysis, as well as excavation and inspection at several points on the pipeline, the northern segment of the Athabasca Pipeline was returned to service at reduced pressure July 1; the southern segment has been operating at normal pressure since June 23. The Wood Buffalo Pipeline (Line 75) continues to operate at reduced pressure pending completion of inspection on that line.

The majority of oil released from Line 37 has now been recovered. Industry and environmental regulators have been to the site and Enbridge has been providing regular updates on status of the clean-up, repair and remediation. Based on the amount of oil recovered, Enbridge has revised its estimate of the volume of light crude oil spilled to 1,300 barrels.

Enbridge has identified and implemented measures to mitigate ground forces on these lines and will continue such work so as to ensure all pipelines can be operated safely. Enbridge anticipates returning Line 37 and the Wood Buffalo pipelines to full pressure and capacity, although timing for completion cannot yet be determined.

The Waupisoo Pipeline (Line 18) between Cheecham and Edmonton is operating at normal pressure. The Woodland Pipeline (Line 49) between Fort McMurray and Cheecham had been in the process of linefill at the time of the shutdown; linefill activities into Cheecham are continuing.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in

Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:

Enbridge Inc.

Graham White

Media

403-508-6563 or (888) 992-0997

glen.whelan@enbridge.com

Enbridge Inc.

Jody Balko

Investment Community

(403) 231-5720

jody.balko@enbridge.com

www.enbridge.com

NEWS RELEASE

EDF EN Canada Inc. and Enbridge partner in the 80-MW Saint-Robert-Bellarmin Wind Project in Quebec

CALGARY, Alberta & MONTREAL, Quebec, June 22, 2013 – Enbridge Inc. (TSX: ENB) (NYSE:ENB) and EDF EN Canada today announced that they have closed on an agreement under which Enbridge would acquire a 50% interest in the 80 megawatt (MW) Saint-Robert-Bellarmin Wind Project in Quebec.

Located in the municipality of Saint-Robert-Bellarmin and the MRC du Granit (300 km east of Montreal), the project reached commercial operation in October 2012 and delivers energy to Hydro-Quebec Distribution under a 20-year Power Purchase Agreement.

“Renewable energy plays an important role in Enbridge’s long-term strategy by laying the foundation for a more diversified future asset base and for continued growth and prosperity for our company,” said Don Thompson, Vice President, Green Energy & Power Transmission. “The acquisition of 50 percent of Saint-Robert-Bellarmin is Enbridge’s third partnership with EDF EN Canada for wind power facilities in Quebec’s attractive wind energy market, delivering solid returns and stable cash flow.”

“Our partnership with Enbridge on both the Lac-Alfred and Massif du Sud projects has proven to be very successful and we are pleased to once again engage in a co-ownership relationship,” said Tristan Grimbert, President and CEO of EDF EN North America. “Bringing the strengths of both companies to the market ensures that clean renewable power is delivered to the province at an affordable cost.”

Built by Borea Construction and comprised of 40 REpower 2 MW turbines, Saint-Robert-Bellarmin created up to 150 jobs during the construction phase and was developed with a significant amount of regionally-manufactured components.

EDF EN Canada Inc.’s operation and maintenance affiliate EDF Renewable Services Inc. will continue to provide long-term operations and maintenance (O&M) services.

In addition to generating enough green energy to supply the needs of over 18,000 Quebec homes, Saint-Robert-Bellarmin adds to Enbridge’s existing portfolio of nearly 1,600 MW of renewable energy projects, helping the company continue its Neutral Footprint commitment of generating a kilowatt of renewable energy for every additional kilowatt of conventional power its operations consume.

Saint-Robert-Bellarmin is one of seven wind energy projects awarded to EDF EN Canada in 2008 and 2010 through Hydro-Quebec call for tenders. By the end of 2015, EDF EN Canada will have developed and built a total of 1,003.2 MW in the province.

Saint-Robert-Bellarmin Wind Project at a glance:

Location:	Estrie Region, Quebec (300 km east of Montreal)
Capacity Peak:	80 MW
Equivalent Homes Served:	Over 18,000 Quebec homes
Technology (turbines):	40 REpower MM92 turbines
Construction:	Began: July 2011 Completed: October 2012
Commercial Operation Date:	October 11, 2012
Energy Purchaser:	Hydro-Quebec Distribution (20-year PPA)
Interconnection:	Hydro-Quebec TransEnergie

About EDF EN Canada Inc.:

EDF EN Canada, an EDF Energies Nouvelles Company, is a market leader in renewable energy development, with an integrated approach that covers every aspect of project origination and implementation through to electricity generation, operations and maintenance. The company offers financial strength, technical innovation and an unmatched commitment to customer service. EDF EN Canada draws on the market leadership of EDF Renewable Energy, EDF EN’s American affiliate. EDF Energies Nouvelles is a subsidiary of the EDF group. www.edf-energies-nouvelles.com www.edf-en.ca

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About EDF Renewable Services Inc.:

EDF Renewable Services Inc. is the leading third-party provider of operation and maintenance services in North America. With 25 years of experience, EDF Renewable Services understands renewable energy facilities represent a substantial investment. The company takes an owner-operator approach to ensure maximum returns on the asset, full project value, and ongoing profitability for new and existing facilities. As part of a global organization with utility-scale wind and solar plants, the company brings depth of experience to every project. With more than 7 gigawatts of wind and solar under contract, EDF Renewable Services is the trusted leader in O&M. For more information visit: www.edf-renewable-services.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

EDF EN Canada Inc.

Daniel Giguère

(418) 997-2545

Email : daniel.giguere@edf-en.ca

Sandi Briner

(858) 521-3525

Email: sandi.briner@edf-en.ca

NEWS RELEASE

Enbridge to Build $1.3 Billion Woodland Pipeline Extension

Calgary, Alberta, July 25, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it is proceeding with the construction of the Woodland Pipeline Extension Project. The project will extend the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal to connect up with refineries and export pipelines in the Edmonton area. The project has an estimated cost of $1.3 billion, of which 50% is Enbridge’s capital contribution, and a planned in service date in the third quarter of 2015.

The Woodland Pipeline Extension is being constructed to serve the Imperial Oil and ExxonMobil Kearl oil sands project and its recently announced expansion. Enbridge brought into service the Woodland Pipeline between the Kearl oil sands project and the Enbridge Cheecham terminal in the fall of 2012.

The 385-kilometre (228-mile), 36-inch (914-mm) Woodland Pipeline Extension will have an initial capacity of 400,000 barrels per day (bpd), with the ability to be expanded to approximately 800,000 bpd dependent upon crude viscosity. The majority of the proposed route of the Woodland Pipeline Extension follows existing Enbridge right-of-way and will be in a shared corridor with the Waupisoo Pipeline. The project will include new pump stations at the existing Roundhill Station location and at the Cheecham Terminal. Enbridge received regulatory approval for the project from the Alberta Energy Regulator (AER) in August 2012.

“Enbridge is pleased to further its investment in the Woodland pipeline system to serve the production growth from the Kearl oil sands project,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects. “Extension of the Woodland Pipeline will bring additional crude oil transportation capacity into the Edmonton area, enabling us to accommodate forecasted regional oil sands production growth from the Kearl project and other oil sands projects targeted for delivery into the Edmonton hub.

“The Woodland Pipeline Extension Project is an example of how Enbridge is able to utilize existing infrastructure and rights-of-way wherever possible to minimize our footprint and our impact to communities, stakeholders and the environment,” added Mr. Wuori. “We place the highest priority on the safety and operational reliability of our energy infrastructure at all stages of design, construction and operations.”

With the Woodland Pipeline Extension Project, Enbridge is constructing infrastructure projects valued at more than $4.3 billion to service the increasing requirements of the Alberta oil sands producers. These projects are forecasted to come into service between 2013 and 2015.

For more information on Enbridge’s regional pipeline systems, visit www.Enbridge.com

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com